UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC File Number: 001-32288
CUSIP Number:  640671103

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D
☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Nephros, Inc.
Full name of Registrant

41 Grand Avenue
Address of Principal Executive Office (Street and Number)

River Edge, New Jersey 07661
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We announced on March 30, 2010 the resignation of our President and Chief Executive Officer.  As a result of that resignation being so close to the filing date of the Form 10-K, additional time is needed for us to complete the compilation, dissemination and review of our Form 10-K by management, our board and our auditors, all of which is impracticable without undue hardship and expense to us.

We intend to file our Form 10-K on or before the fifteenth calendar day following the prescribed due date in accordance with Rule 12b-25.

PART IV-- OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Gerald J. Kochanski	(201)	343-5202
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 ☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nephros, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010	By: /s/ Gerald J. Kochanski
Gerald J. Kochanski
Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).